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                                                       -------------------------


                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13G


                              Information Statement
                        Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934



                    GLOBAL TELECOMMUNICATION SOLUTIONS, INC.
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                           (Title Class of Securities)


                                   37935Y 10 7
                                 (CUSIP Number)

                                    Copy to:

Global Telecommunication Solutions, Inc.          David Alan Miller, Esq.
40 Elmont Road                                    Graubard Mollen & Miller
Elmont, New York 11003                            600 Third Avenue
Telephone:  (516) 326-1940                        New York, New York 10016-2097
                                                  Telephone: (212) 818-8800

            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)


Check the following box if a fee is being paid with the statement . (A fee is not required only if the Reporting Person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                Page 1 of 6 Pages
                               Exhibit Index - N/A

                                  SCHEDULE 13G


CUSIP No. 37935Y 10 7                                   Page 2 of 6 Pages
------------------------                           ----------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   SHELLY FINKEL
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)|_|
                                                                         (b)|_|

                   N/A
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

                   U.S.A.
--------------------------------------------------------------------------------
                    |        5        SOLE VOTING POWER
                    |
                    |                  937,736 Shares
         NUMBER OF  |-----------------------------------------------------------
          SHARES    |        6        SHARED VOTING POWER
       BENEFICIALLY |
         OWNED BY   |                          0
           EACH     |-----------------------------------------------------------
         REPORTING  |        7        SOLE DISPOSITIVE POWER
          PERSON    |
           WITH     |                  937,736 Shares
                    |-----------------------------------------------------------
                    |        8        SHARED DISPOSITIVE POWER
                    |
                    |                          0
--------------------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   937,736 Shares
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                   NA
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   16.4%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

                   IN
--------------------------------------------------------------------------------

CUSIP No. 37935Y 10 7                                   Page 3 of 6 Pages
-------------------------                        ------------------------------


Item 1(a).        Name of Issuer.

     The name of the issuer of the  security  to which this  Amendment  No. 1 to
Schedule 13G pertains is Global Telecommunication Solutions, Inc., a Delaware corporation ("Issuer").


Item 1(b).        Address of Issuer's Principal Executive Offices.

     The Issuer's principal executive offices are located at 40 Elmont Road, Elmont, New York 11003.


Item 2(a).        Names of Persons Filing.

     (i) Mr. Shelly Finkel


Item 2(b).        Address of Principal Business Office.

     Mr. Finkel has a business address of c/o Global Telecommunications Solutions, Inc., 60 East 42nd Street, Suite 464, New York, New York 10165.


Item 2(c).        Citizenship.

     Mr. Finkel is a citizen of the United States of America.


Item 2(d).        Title of Class of Securities.

     The security to which this Amendment No. to Schedule 13G relates is the Common Stock, par value $.01 per share, of the Issuer ("Common Stock").


Item 2(e).        CUSIP Number.

     The CUSIP Number assigned to the Common Stock is 37935Y 10 7.


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) |_| Broker or dealer registered under Section 15 of the Securities Exchange Act, as amended ("Act"),

(b) |_| Bank as defined in Section 3(a)(6) of the Act,

(c) |_| Insurance Company as defined in Section 3(a)(9) of the Act,

(d) |_| Investment Company registered under Section 8 of the Investment Company Act,

(e) |_| Investment Adviser registered under Section 9 of the Investment Company Act,

CUSIP No. 37935Y 10 7                                      Page 4 of 6 Pages
--------------------------                            --------------------------


(f) |_| Employee Benefit Plan, Pension Fund which is subject to the provision of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

(g) |_| Parent Holding  Company,  in accordance with Rule  13d-1(b)(ii)(G);  see
        Item 7,

(h) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.  Ownership.

(a)  Mr. Finkel:

     (i) Amount beneficially owned: 937,736 shares of Common Stock, which includes 50,000 shares acquirable upon exercise of currently exercisable options, 92,618 shares of Common Stock issued upon exercise of publicly-traded warrants and 50,000 shares issuable upon exercise of other warrants.

     (ii) Percent of class: 16.4% of the outstanding shares of Common Stock

     (iii) Number of shares as to which such person has:

          1) Sole power to vote or to direct the vote: 937,736 shares

          2) Shared power to vote or to direct the vote: 0 shares

          3) Sole power to dispose or to direct the disposition of: 937,736 shares

          4) Shared power to dispose or to direct disposition of: 0 shares


Item 5.  Ownership of Five Percent or Less of a Class.

     Not Applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not Applicable.

CUSIP No. 37935Y 10 7                                     Page 5 of 6 Pages
-------------------------                            --------------------------


Item 8.  Identification and Classification of Members of the Group.

     Not Applicable.


Item 9.  Notice of Dissolution of Group.

     Not Applicable.


Item 10.          Certification.

     Not Applicable.

CUSIP No. 37935Y 10 7                                  Page 6 of 6 Pages
-------------------------                         -----------------------------

                                    SIGNATURE


                  After reasonable inquiry and to the best of his knowledge and belief, it is certified that the information set forth in this statement is true, complete and correct.

Dated: February 10, 1997



                                                  By:    /s/ Shelly Finkel
                                                    ---------------------------
                                                          SHELLY FINKEL